[redacted]

SECU 10027969 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sound Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 Lafayette Road
(No. and Street)

North Hampton (City) New Hampshire (State) 03862 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James McCarthy (603)964-4480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leone, McDonnell & Roberts, P.A.
(Name – *if individual, state last, first, middle name*)

5 Nelson Street, Dover, New Hampshire 03820
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James W. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sound Capital Management, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Officer

Title

Notary Public

MONICA ANN NESS, Notary Public
My Commission Expires June 21, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUND CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
AND
INDEPENDENT AUDITORS' REPORT

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

SOUND CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • PEMBROKE
STRATHAM

To the Member
Sound Capital Management, LLC
North Hampton, New Hampshire

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Sound Capital Management, LLC, as of December 31, 2009 and 2008, and the related statements of operations, changes in member's capital, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sound Capital Management, LLC as of December 31, 2009 and 2008, and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leone, McDonnell & Roberts,
Professional Association

February 11, 2010
Dover, New Hampshire

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

		2009		2008
ASSETS				
Cash	$	29,937	$	26,636
Deposit with clearing broker		25,000		25,000
Equipment, furniture and leasehold improvements, net		-		3,652
Receivable from clearing broker		124		422
Prepaid expenses		3,133		3,133
Security deposit		7,584		7,584
Total	$	65,778	$	66,427

LIABILITIES AND MEMBERS' CAPITAL

		2009		2008
LIABILITIES				
Accrued expenses	$	3,662	$	6,162
Due to related party		885		11,079
Payable to clearing broker		17		236
Total liabilities		4,564		17,477
MEMBERS' CAPITAL		61,214		48,950
Total	$	65,778	$	66,427

See Notes to Financial Statements

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES		
Advisory fee revenue	$ 90,738	$ 127,493
Total	90,738	127,493
OPERATING EXPENSES		
Professional fees	33,319	33,649
Rent expense	22,351	23,226
Employee compensation and benefits	20,643	21,991
Other operating expenses	9,669	7,572
Insurance	6,331	6,935
Licenses and permits	5,714	1,067
Utilities	4,997	5,413
Depreciation	3,652	7,904
Repairs and maintenance	1,844	3,106
Postage and shipping	1,341	854
Equipment lease	1,101	1,374
Other investment expenses	12	419
Guaranteed payments to members	-	53,115
Total	110,974	166,625
LOSS BEFORE STATE INCOME TAXES	(20,236)	(39,132)
PROVISION FOR STATE TAXES	-	514
NET LOSS	$ (20,236)	$ (39,646)

See Notes to Financial Statements

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
MEMBER'S (S') CAPITAL, BEGINNING OF YEAR	$ 48,950	$ 108,596
Member withdrawals	-	(20,000)
Member Contributions	32,500	-
Net loss	(20,236)	(39,646)
MEMBER'S (S'), CAPITAL END OF YEAR	$ 61,214	$ 48,950

See Notes to Financial Statements

SOUND CAPITAL MANAGEMENT, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (20,236)	$ (39,646)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	3,652	7,904
Changes in operating assets and liabilities:		
Receivable from clearing broker	298	23,191
Prepaid expenses	-	(3,133)
Accrued expenses	(2,500)	3,659
Due to related party	(10,194)	5,577
Payable to clearing broker	(219)	(985)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(29,199)	(3,433)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions	32,500	-
Member withdrawals	-	(20,000)
NET CASH USED IN FINANCING ACTIVITIES	32,500	(20,000)
NET INCREASE (DECREASE) IN CASH	3,301	(23,433)
CASH, BEGINNING OF YEAR	26,636	50,069
CASH, END OF YEAR	$ 29,937	$ 26,636
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for state taxes	$ -	$ 1,119
Cash paid during the year for interest	$ 12	$ 419

See Notes to Financial Statements

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Sound Capital Management, LLC (the LLC) was organized as a New Hampshire Limited Liability Company on January 1, 2003. The LLC was established to provide financial consulting, brokerage, and management services. The LLC is an introducing broker which accepts orders, but elects to clear the orders through another broker (the clearing broker). The LLC performs traditional retail brokerage for its clients who each have individual accounts deposited with the clearing broker. The LLC does not have custody of its clients' assets. The LLC was granted a license as a broker/dealer by FINRA during 2005.

No limited member, in its capacity as a limited member, shall be liable for the debts, liabilities, contracts or any other obligation of the LLC, except to the extent of their capital contribution, and no limited member shall be required to loan or otherwise advance funds to the LLC.

Recent Pronouncements

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, "Generally Accepted Accounting Principles" (GAAP) establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification became effective for our fiscal year ending December 31, 2009. The guidance does not have an impact on the LLC's financial position, results of operations, or cash flows. References made to FASB guidance have been updated for the Codification throughout this document.

Cash and Cash Equivalents

The LLC considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the statement of cash flows. As of December 31, 2009 and 2008, the LLC had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Management revenue is recognized when services are performed. Commissions on brokerage transactions and on annuity contracts are recognized when the related transactions are settled.

Equipment, Furniture and Leasehold Improvements
Equipment, furniture and leasehold improvements are stated at cost. The LLC's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. The provision for depreciation is computed utilizing the straight line method over the estimated useful lives of the related assets, 5 years. Depreciation expense for 2009 and 2008 was $3,652 and $7,903 respectively.

Equipment, furniture and leasehold improvements consist of the following:

	2009	2008
Equipment	$ 35,403	$ 35,403
Furniture	13,180	13,180
Leasehold improvements	14,763	14,763
	63,346	63,346
Less accumulated depreciation	(63,346)	(59,694)
	$ -	$ 3,652

Guaranteed Payments to Members
Guaranteed payments to members that are intended as compensation for services rendered are accounted for as LLC expenses rather than as allocations of LLC net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the LLC, but rather, as part of the allocation of net income.

NOTE 2. COMMITMENTS

The LLC leases space for its principal operating facilities in North Hampton, New Hampshire under the terms of a non-cancelable lease agreement through December, 2010. The lease requires monthly base payments of $4,481 subject to annual increases measured by the Consumer Price Index, plus additional payments for common area maintenance charges of approximately $1,476 per month.

The LLC subleases two-thirds of its space at the North Hampton, New Hampshire facility to a related party and is reimbursed for a percentage of the monthly rent expense. Effective December 1, 2009, the LLC is reimbursed for ninety-one percent of the monthly rent expense, rather than sixty-six percent.

The future minimum lease payments required under the above operating lease total $49,291 for the year ended December 31, 2010.

Total rent expense for 2009 and 2008 was $22,351 and $23,226, respectively, net of sub-rental income of approximately $49,000 and $46,000 respectively.

NOTE 3. STATE INCOME TAXES

Prior to January 1, 2009 the two LLC members had elected to be taxed as a Partnership for federal income tax purposes. Accordingly, the LLC did not pay federal income taxes on its taxable income. Instead, its members were liable for federal income taxes on their share of the LLC's taxable income. Effective January 1, 2009, one of the members relinquished his partnership interest. The LLC will now be taxed as a single member LLC, and the single member will be liable for federal income taxes. Accordingly, no provision or liability for federal income taxes has been included in these financial statements.

The State of New Hampshire does not recognize the federal income tax provisions related to Partnerships. Rather, New Hampshire imposes an income tax at the entity level. The tax consists of the greater of a business profits tax (BPT) calculated at 8.5% of taxable income or a business enterprise tax (BET) based on compensation, interest expense and dividends paid, calculated at .75%. As mentioned above, for the year ended December 31, 2009, the LLC will be taxed as a single member LLC, with the single member being liable for state income taxes, therefore no provision or liability for state income taxes has been included in these financial statements for the year ended December 31, 2009. For the year ended December 31, 2008, the BET tax amounted to $514, and there was no BPT tax due.

The LLC provides for deferred federal and state income taxes in accordance with the requirements of FASB ASC 740 "Accounting for Income Taxes". The objective of this method is to establish deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the LLC's assets and liabilities at the enacted tax rate expected to be in effect when such amounts are realized or settled. At December 31, 2009 and 2008, there were no substantial temporary differences. Accordingly, there is no deferred tax provision reflected in these financial statements.

Accounting Standards Codification No. 740, "Accounting for Income Taxes," establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax return positions in the financial statements, and is effective for the LLC's current year. Management has analyzed the LLC's tax position taken on its income tax returns for all open tax years (tax years ending December 31, 2006 – 2008), and has concluded that no provision for income tax is required in the LLC's financial statements.

NOTE 4. RELATED PARTY TRANSACTIONS

The LLC enters into transactions with a related party, Seascape Capital Management, LLC (Seascape). The LLC's member is also a member in Seascape. Some of the LLC's customers also have investment agreements with Seascape.

The amount due to Seascape at December 31, 2009 and 2008 was $885 and $11,079, respectively.

NOTE 5. NET CAPITAL REQUIREMENTS

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the LLC maintain a minimum net capital equal to the greater of $5,000 or six and two thirds percent of aggregate indebtedness. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. At December 31, 2009, the LLC had net capital, as defined, of $50,497 that exceeded its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was .09 to 1 at December 31, 2009.

NOTE 6. RECLASSIFICATION

Certain amounts from 2008 have been reclassified to conform with the 2009 presentation.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 11, 2010, which is the date the financial statements were available to be issued.

SOUND CAPITAL MANAGEMENT, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL		
Total member's equity		$ 61,214
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		61,214
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		61,214
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	
Exchange memberships	-	
Furniture, equipment, and leasehold improvements, net	-	
Receivable from affiliate	-	
Other assets	10,717	
	10,717	
1. Additional charges for customer's and non-customer's security deposits	-	
2. Additional charges for customer's and non-customer's commodity accounts	-	
B. Aged fails-to-deliver		
1. Number of items -- 0	-	
C. Aged short security differences		
1. Number of items -- 0	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities - proprietary capital charges	-	
F. Other deductions and/or charges	-	10,717
Net capital before haircuts		50,497
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-	
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities		
1. Bankers' acceptances, certificates of deposit, and commercial paper	-	
2. U.S. and Canadian governmental obligations	-	
3. State and municipal governmental obligations	-	
4. Corporate obligations	-	
5. Stocks and warrants	-	
6. Options	-	
7. Other securities	-	
D. Undue concentrations	-	
E. Other	-	-
Net capital		$ 50,497

See Independent Auditors' Report

SOUND CAPITAL MANAGEMENT, LLC

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Short-term bank loans (secured by customers' securities)	$	-
Drafts payable		-
Payable to brokers and dealers		-
Payable to clearing broker		17
Other accounts payable and accrued expenses		4,547
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent is paid or credited		-
Other unrecorded amounts		-
		4,564
Less adjustment based on special reverse bank accounts		-
Total aggregate indebtedness	$	4,564
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	45,497
Excess net capital at 1000%	$	50,041
Percentage of aggregate indebtedness to net capital		9.12%

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of form X-17A-5 as of December 31, 2009)

There are no material differences between the LLC's computation and the net capital above.

See Independent Auditors' Report

SOUND CAPITAL MANAGEMENT, LLC

SCHEDULE II
STATEMENT OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2009

The LLC is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

See Independent Auditors' Report

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • PEMBROKE
STRATHAM

To the Member
Sound Capital Management, LLC
North Hampton, New Hampshire

In planning and performing our audits of the financial statements of Sound Capital Management, LLC (the Company) as of and for the years ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital computations under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material deficiency is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leone, McDonnell & Roberts,
Professional Association

February 11, 2010
Dover, New Hampshire